UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SOPHIA GENETICS SA

(Name of Issuer)

Ordinary Shares, CHF 0.05 per share

(Title of Class of Securities)

H82027105

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H82027105	13G

1.	NAMES OF REPORTING PERSONS Balderton Capital VI, S.L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,361,880 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,361,880 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,361,880 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by BCVI (as defined in Item 2(a) of the Original Schedule 13G (as defined in the Introductory Note below)). BCVI Sarl (as defined in Item 2(a) of the Original Schedule 13G) is the managing general partner of BCVI and may be deemed to have voting, investment and dispositive power with respect to these securities. The Managers (as defined in Item 4 of the Original Schedule 13G) are the managers of BCVI Sarl and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 78,769,062 Ordinary Shares outstanding, as reported in the Issuer’s prospectus supplement (File No. 333-266704) filed with the United States Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b)(5) on August 8, 2023 (the “Prospectus Supplement”) after giving effect to the assumed sale by the Issuer of $50,000,000 of ordinary shares at an assumed public offering price of $3.64 per share.

CUSIP No. H82027105	13G

1.	NAMES OF REPORTING PERSONS Balderton Capital General Partner VI, S.á.r.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,361,880 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,361,880 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,361,880 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3% (2)
12.	TYPE OF REPORTING PERSON (see instructions) FI

(1)

All such shares are held of record by BCVI. BCVI Sarl is the managing general partner of BCVI and may be deemed to have voting, investment and dispositive power with respect to these securities. The Managers are the managers of BCVI Sarl and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based 78,769,062 Ordinary Shares outstanding as of August 8, 2023, as set forth in the Prospectus Supplement.

CUSIP No. H82027105	13G

Introductory Note: This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Schedule 13G initially filed with the Commission on February 10, 2022 (the “Original Schedule 13G”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 2 have the meanings ascribed to them in the Original Schedule 13G.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

La Pièce 12

CH-1180 Rolle

Switzerland

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person and the corresponding footnotes.*

(b)	Percent of class:

See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*

(ii)	Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*

(iii)	Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*

(iv)	Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

*

Except to the extent of his, her or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such Ordinary Shares, except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

☒

CUSIP No. H82027105	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

BALDERTON CAPITAL VI, S.L.P.

By: Balderton Capital General Partner VI, S.á.r.l.
Its: Managing General Partner

By:	/s/ Petr Klimo
Name:	Petr Klimo
Its:	Manager

BALDERTON CAPITAL GENERAL PARTNER VI, S.Á.R.L.

By:	/s/ Petr Klimo
Name:	Petr Klimo
Its:	Manager